EXHIBIT 20

                                [FORM OF NOTICE]

         Notice is hereby given that Central and South West Corporation, a Delaware corporation ("CSW"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act") and Central Power and Light Company, a Texas corporation ("CPL"), a wholly-owned electric utility subsidiary of CSW have filed an Application-Declaration under Sections 9(a), 10 and 13(b) of the Act in connection with the formation of a Texas non-profit, non-member corporation to serve as the operating company for the South Texas Project Electric Generating Station ("STP"). All interested persons are referred to the application, which is summarized below, for a complete statement of the facts.
         On May 29,1992 CSW and CPL entered into a settlement with Houston Industries Incorporated ("HII"), and its subsidiary, Houston Lighting & Power Company, a Texas corporation ("HLP"), to normalize business relations between the two systems and to settle several disputes which had existed between the two systems for some time. One such dispute involved allegations by CPL that HLP breached its duties and obligations in its performance as the Project Manager of the STP. The settlement and related matters was the subject of orders of the Securities and Exchange Commission (the "Commission") dated December 8, 1992 (Release No. 35-25696)(the "Original Order") and December 29, 1992 (Release No. 35-25720), each of which declared effective CSW's and CPL's Application-Declaration with respect to certain of the matters covered thereby. However, in the Original Order, the Commission reserved jurisdiction with respect to one aspect of the settlement of the litigation, the formation of a new



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Texas  non-profit  corporation to act as the operating  company for STP, pending completion of the record with respect thereto.
                  STP is jointly owned by HLP, CPL, the City of San Antonio, Texas, acting by and through the City Public Service Board of San Antonio ("San Antonio"), and the City of Austin, Texas ("Austin" and, collectively with HLP, CPL and San Antonio, the "Owners"). The Owners' respective ownership percentages in STP would not be effected by the formation of OPCO (as hereinafter defined). As a final step in implementing the Settlement and in order to give each Owner an equal voice in the operation of STP, the Owners have agreed to relieve HLP of its rights and obligations as project manager of STP and to have a new entity, STP Nuclear Operating Company, a Texas non-profit corporation without membership interests ("OPCO"), assume HLP's obligations to manage STP.
         OPCO, as operator of STP, will not be an owner of STP and will not be entitled to take, or have any ownership interest in, any energy generated by STP. OPCO will be formed by the Owners. Pursuant to the relevant agreements to be executed by the Owners, OPCO will maintain and operate STP, subject to the control and direction of an Owners Committee consisting of representatives of the Owners. The Board of Directors of OPCO will be chosen by the Owners and will be composed of one representative of each Owner and the Chief Executive Officer of OPCO. OPCO is not authorized under its organizational documents to conduct any business or activity other than serving as operator of STP pursuant to the relevant agreements and is prohibited from engaging in any activity seeking profit or pecuniary gain. A unanimous vote of the Board of Directors is necessary to dissolve OPCO or merge it with any other entity or to



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amend its  organizational  documents.  Any residual  assets  remaining  upon the dissolution of OPCO may not be distributed to any person other than a governmental agency or charity.
         Pursuant to the Operating Agreement, OPCO will not have an ownership interest in (i) the property or utility assets constituting STP, (ii) the power generated by STP, (iii) the revenues received from the sale of power, or (iv) the fuel used to generate the power. STP will continue to be owned by the Owners as tenants-in-common. As between OPCO and the Owners, all risks associated with ownership or loss of the property comprising STP and all benefits issuing from ownership will be vested in the Owners.
         OPCO  would  possess,   use,  maintain,   repair,   improve,   operate,
decontaminate and decommission STP (with certain exclusions). OPCO will provide or provide for all labor, supervision, supplies, equipment and services for the operation, maintenance, repair, replacement, reconstruction, decontamination and decommissioning of all aspects of STP in order to deliver to the Owners the electric power generated at STP. The Owners will bear the costs and expenses incurred by OPCO in operating STP in proportion to their respective ownership interests in STP, but OPCO will not have any right to any of the electric energy produced by STP and will not be entitled to any management fee or similar compensation and will derive no profit from its operations under the Operating Agreement. OPCO will not be permitted to market on behalf of any Owner any electric energy produced by STP. Any property of whatsoever kind or nature acquired by OPCO will be acquired for the account and benefit of the Owners.
         Notice is further given that any interested person may, not later than July 2, 1997, request in writing that a hearing be held in respect of the requests for authority, relating to the nature of



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his  interest and the reasons for each  request,  and the issues of fact and law which he desires to controvert; or he may request that he be notified should the Commission order a hearing herein. Any such request should be addressed:
Secretary, Securities and Exchange Commission, Washington, D.C. 20549. At any time after said date, the Commission may grant the authorization requested, or take such other action as it deems appropriate.